No Act P.E. 1/14/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008585

DIVISION OF
CORPORATION FINANCE

February 16, 2016

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-16-16

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2016

Dear Mr. Dunn:

This is in response to your letter dated January 14, 2016 concerning the shareholder proposal submitted to JPMorgan Chase by John Chevedden. We also have received a letter from the proponent dated January 27, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2016

The proposal urges the board to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank, and report to shareholders.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the company's products and services. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Report Risk of Derivatives Activities
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 14, 2015 no-action request.

The company's no action request is internally contradictory. In the first argument, which spans several pages, JP Morgan claims no understanding of the proposal. It says it does not understand what is meant by derivatives. (Alone, this is disturbing since the firm is one of the largest purveyors of derivatives in the world. And, for that matter, the firm provides no definition in its otherwise lengthy annual report.) It claims not to understand what is meant by how its derivatives book is funded. It claims not to understand what a risk profile is, or what company culture is.

This is a firm that developed Value at Risk, a system that JP Morgan employee Aaron Brown help develop when he wasn't also writing the world's best book on poker. This is a firm whose London Whale derivatives desk created a "culture" problem that included misconduct that led to a Senate investigation and numerous fines by international law enforcement agencies. And then, the firm reverses course and claims to understand completely what is meant, because it argues that this is all ordinary business.

Consequently, having claimed that this is ordinary business (and not vague and misleading), the Securities and Exchange Commission must only decide whether or not this claim is true. In weighing this issue, the Securities and Exchange Commission should consider that it required an act of Congress and direct lobbying by CEO Dimon along with the threat of a government shutdown to win a change in derivatives operations. Surely, a government shutdown must not be dismissed as ordinary business at any firm.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden
cc: Anthony J. Horan <Anthony.Horan@chase.com>

[JPM: Rule 14a-8 Proposal, December 8, 2015]

Proposal [4] – Report Risk of Derivatives Activities

Resolved: That shareholders urge the Board of Directors to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank. The study should be issued as a report to shareholders, omitting proprietary information and at reasonable cost, no later than the company's 2017 annual shareholder meeting.

Complicated derivatives activities play an important role at JP Morgan. According to the Office of the Comptroller of the Currency's quarterly report on derivatives activities, JP Morgan holds more than $50 trillion in notional value of derivatives. This includes around $30 trillion in swaps. We think these are big numbers.

However, JP Morgan's 2015 annual report mentions swaps and derivatives in brief with no separate discussion. That's especially troubling given that the London Whale episode cost the shareholders 24 percent of value after what our CEO called an "egregious" episode.

In December, 2014, our CEO reportedly worked assiduously to press Congress and President Obama to grant more permission for our derivatives activities. This involved an amendment to law (Dodd-Frank Section 716) regarding derivatives activities and oversight. The new law allows JP Morgan to fund additional swaps within the FDIC-insured bank. Sen. Elizabeth Warren (D-Mass) delivered several speeches in Congress identifying our CEO in unflattering terms. House Minority Leader Nancy Pelosi characterized the legislation as an effort for "big banks to gamble with money insured by the FDIC." The board's report should explain how the merits of the legislation outweigh the reputation damage suffered.

Further, many of the firm's derivatives activities take place across borders. In fact, the internet-nature of finance generally means that derivatives transactions can be booked legally in one country but largely affect entities whose real domicile may be in other countries. Varying supervisory standards undoubtedly complicates JP Morgan's overall risk management as some swaps deals may be safer than others. A report should address this.

Finally, former Citi CEO John Reed opined on the "culture" problem introduced by adding speculative activities to traditional loan-making. "Traditional banking attracts one kind of talent, which is entirely different from the kinds drawn towards investment banking and trading. Traditional bankers tend to be extroverts, sociable people who are focused on longer term relationships. They are, in many important respects, risk averse.

Investment bankers and their traders are more short termist. They are comfortable with, and many even seek out, risk and are more focused on immediate reward. This creates fundamental differences in values." We believe a report should address this change as well.

Please vote to protect shareholder value:

Report Risk of Derivatives Activities – Proposal [4]

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
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WWW.MOFO.COM

MORRISON FOERSTER LLP

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MDunn@mofo.com

1934 Act/Rule 14a-8

January 14, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of John Chevedden

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by John Chevedden (the "***Proponent***") from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "***2016 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to the proponent via email at FISMA & OMB Memorandum M-07-16 ***

I. SUMMARY OF THE PROPOSAL

On December 8, 2015, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2016 Proxy Materials. The Proposal reads as follows:

> "**RESOLVED,** That shareholders urge the Board of Directors to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank. The study should be issued as a report to shareholders, omitting proprietary information and at reasonable cost, no later than the company's 2017 annual shareholder meeting."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2016 Proxy Materials in reliance on:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

B. The Proposal May Be Omitted in Reliance On Rule 14a-8(i)(3), As It Is So Vague and Indefinite As To Be Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Company* (Jul. 30, 1992). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Proposal is Impermissibly Vague and Indefinite Because the Proposal and Supporting Statement are Unclear and Internally Inconsistent

The Staff has consistently concurred that a proposal may be excluded in reliance on Rule 14a-8(i)(3) where neither shareholders, in voting on the proposal, nor the company, in implementing the proposal, would be able to determine with any reasonable certainty the action sought. For example, in *Comcast Corp.* (Mar. 6, 2014) the Staff concurred with the exclusion of a proposal requesting that the company's board adopt a policy because the proposal was vague and indefinite, noting in particular that "the proposal [did] not sufficiently explain when the requested policy would apply."

The Proposal is fundamentally unclear as to its intended operation and the actions sought. This uncertainty at the core of the Proposal is demonstrated by the following:

<u>"Resolved" Clause</u>

- The "Resolved" clause asks that the requested study and report apply to "derivatives activities," with no apparent carve-outs or exceptions;

- The "Resolved" clause asks that the requested study and report address how the Company's derivative activities are "funded within the various holding company affiliates";

- The "Resolved" clause asks that the requested study and report address "supervision by various government regulators (both domestic and foreign)" of the Company's derivative activities; and

- The "Resolved" clause asks that the requested study and report address how the Company's derivative activities "affect the risk profile and culture" of the Company.

Supporting Statement

- The Supporting Statement indicates that the requested report "should explain" the merits and effects of "Dodd-Frank Section 716";

- The Supporting Statement indicates that "a report" should address how "[v]arying supervisory standards" affect the Company's international derivative activities; and

- The Supporting Statement indicates that "a report should address" the impact on an unspecified company's "culture" when "traditional banking" and "investment banking" are mixed at that company.

These statements cause the Proposal to be materially false and misleading, as the statements within the "Resolved" clause are internally inconsistent with statements in the Supporting Statement and will cause shareholders to have no certainty as to the actions sought when they are voting on the Proposal. In this regard, the referenced "Resolved" clauses ask that the study (and follow-on report) should address three specific topics: how derivative activities are funded, how derivative activities are supervised by government regulators, and how derivative activities affect the risk profile and culture of the Company. Two of the topics addressed in the Supporting Statement—namely, how varying international supervisory standards may cause "some swaps deals" to be "safer than others" and the "culture problem" associated with the mixing of "traditional banking" and "investment banking" activities in a company—are wholly irrelevant to the requests in the "Resolved" clause. Further, the Supporting Statement's reference to Section 716 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "***Dodd-Frank Act***") is fundamentally inconsistent with the apparent direction of the "Resolved" clause. For example, while the "Resolved" clause statement calls for the study (and follow-on report) to address "the company's derivatives activities," with no apparent carve-outs or exceptions, Section 716 of the Dodd-Frank Act, also known as the "Swaps Push-Out Rule," provides, among other things, that a bank swap dealer is not eligible for any federal assistance, including federal deposit insurance, in connection with its "structured finance swaps" that are not entered into for hedging or risk management purposes. In this regard, the Company enters into a broad range of derivative transactions for various purposes, including, among others, market-making and managing the Company's market risk exposures. Given the Proposal's broad focus on "derivatives activities," a specific reference to the Swaps Push-Out Rule—a statutory provision that addresses limited swaps activities unrelated to hedging or risk management—creates substantial uncertainty as to what actions or measures the Proposal seeks to be addressed. Put simply, the Proponent presents for shareholder vote two very different actions. The "Resolved" clause appears to request a Company study and report that would address all of the Company's derivative activities and three, specific topics: (i) how the Company's derivative activities are funded; (ii) how these activities are supervised by various government regulators and (iii) how these activities "affect the risk profile and culture" of the Company. Conversely, the Supporting Statement seeks a report addressing (i) derivative transactions entered into for speculative purposes unrelated to hedging or risk management—as regulated by Section 716 of the Dodd-Frank Act; (ii) how varying international supervisory standards may cause "some swaps deals" to be "safer than others" and (iii) the "culture problem" associated with the mixing of "traditional banking" and "investment banking" activities in a company. These are completely different requests, and the contradictory language in the Proposal and Supporting Statement would likely cause shareholders to have fundamentally different understandings as to what they are voting to support or oppose. Further, shareholder confusion would be increased by the Supporting Statement's reference to "Dodd-Frank Section 716," an external source that is not defined and provides no guidance as to its meaning or interaction with the Proposal's purpose and operation. Accordingly, the Company is of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

2. *The Proposal is Impermissibly Vague and Indefinite Because the Terms of the Proposed Study are Unclear and Internally Inconsistent*

If a proposal provides standards or criteria that a company is intended to follow, the proposal and supporting statement must provide reasonable certainty to both the company and its shareholders with regard to the meaning and operation of those standards and criteria; the proposal and supporting statement cannot provide guidance that is uncertain, vague, or overly general. The Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement and, as such, when a proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented, that proposal may be omitted as vague and indefinite. *See, e.g.*, *Morgan Stanley* (Mar. 12, 2013) (concurring with the omission of a proposal requesting the appointment of a committee to explore "extraordinary transactions" that could enhance stockholder value was vague and indefinite); *The Boeing Co.* (Mar. 2, 2011) (concurring with the omission of a proposal as vague and indefinite where the proposal requested, among other things, that senior executives relinquish certain "executive pay rights" because such phrase was not sufficiently defined); *AT&T Inc.* (Feb. 16, 2010) (concurring with the omission of a proposal as vague and indefinite where the proposal sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term); *Puget Energy Inc.* (Mar. 1, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested a policy of "improved corporate governance"); and *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry").

The Proposal requests that the Board conduct a study of the Company's "derivatives activities." The Company is a financial holding company that provides a wide range of products and services to its customers in the ordinary course of business, including derivatives. Neither the Proposal nor the Supporting Statement provide the information necessary to understand the subject matter of the Proposal, and, as written, the Proposal is too inherently vague and indefinite for either shareholders or the Company to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The term "derivative" is key to the Proposal because the requested study must address all activities undertaken by the Company related to "derivatives." However, similar to the proposals in *Morgan Stanley*, *Boeing* and *AT&T*, the Proposal does not define or explain the meaning of this key term. Rather, the term "derivative" is unclear, undefined by the Proposal and without an ordinary, commonly understood meaning. Derivatives transactions are varied and often complex, and frequently require particularized, sophisticated knowledge of the derivatives markets to understand.

There is no indication in the Proposal as to the types of "derivatives" activities that the Proposal's requested study would address. The Company enters into a wide variety of types of derivative transactions. These derivative transactions include futures and forward contracts, swap contracts, and option contracts; indeed, there are innumerable manners in which this term could be defined. The Company enters into these derivative contracts for several reasons. While the Company enters into derivative contracts in connection with its risk-management activities to hedge certain risks or reposition the risk profile of the Company, the Company also offers its customers derivatives products to address the clients' respective needs, including mitigating or modifying interest rate, credit, foreign exchange, equity and commodity risk. As part of this process, the Company actively manages the risks from its exposure to these derivatives by entering into other derivative transactions or by purchasing or selling other financial instruments that partially or fully offset the exposure from client derivatives. In addition, the Company also provides clearing services for clients where the Company acts as a clearing member with respect to certain derivative exchanges and clearinghouses.

The "Resolved" clause of the Proposal describes the Company's derivative activities as "affect[ing] the risk profile and culture of the bank." However, as described above, not all of the Company's derivative transactions are designed to manage the Company's market risk. When the Company enters into a derivatives transaction with a customer, the Company generally purchases or sells financial instruments that partially or fully offset the exposure from the transaction with the customer. In addition, in connection with its provision for clearing services for clients entering into securities and derivative transactions, the Company takes no market exposure to the instruments and, accordingly, does not reflect the subject derivative contracts in its consolidated financial statements. Again, while the meaning of the term "derivatives activities" in the Proposal is fundamentally unclear, even an understanding of the term would not prevent the Proposal from being false and misleading, as neither the Company nor its shareholders would have any level of reasonable certainty as to which derivatives activities would be the subject of the Proposal's requested study and report. The vague reference to "derivatives" activities, particularly when combined with the requests in the Supporting Statement, make it impossible for the company and shareholders alike to determine the extent and types of transactions to be addressed in the study that the Proposal is seeking.

Accordingly, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would understand with any reasonable certainty exactly what the requested study would address, based on the terms of the Proposal. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

C. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

1. The Proposal Deals with Legal Compliance

The Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because the action requested includes a discussion of the Company's compliance with law. The Proposal requests that the Company conduct a study of, and subsequently report on, the supervision of the Company's derivative activities by various government regulators, both domestic and foreign, among other things. The Supporting Statement also refers to the Company's compliance with a provision under the Dodd-Frank Act addressing certain swap transactions. Further, the Supporting Statement specifically addressed the Company's derivative activities in certain foreign jurisdictions, stating that "the internet-nature of finance generally means that derivatives transactions can be booked legally in one country but largely affect entities whose real domicile may be in other countries." The Company's cross-border derivatives activities are heavily regulated and necessitate substantial efforts to ensure legal compliance. The study and report sought by the Proposal would, therefore, necessarily address the Company's compliance with laws which, in the Company's view, renders the Proposal excludable, as compliance with applicable laws is essential to a public company's day-to-day management and cannot, as a practical matter, be subject to direct shareholder oversight.

The Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. In *JPMorgan Chase &*

Co. (Mar. 13, 2014), a proposal requested a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. In its request, the company noted that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight"—sought by the proposal—are governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the omission of the proposal, stating that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." In *The AES Corp.* (Jan. 9, 2007), a proposal requested that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company expressed the view that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to shareholder oversight. The Staff concurred with the company's omission of the proposal, stating that the proposal related to "ordinary business operations (*i.e.*, general conduct of a legal compliance program)." In *Halliburton Company* (Mar. 10, 2006), a proposal sought a report from the company evaluating the potential impact of certain violations and investigations on the company's reputation and stock price, as well as the company's plan to prevent further violations. The Staff concurred with the omission of the proposal as it related to the company's ordinary business of conducting a legal compliance program. *See also Raytheon Co.* (Mar. 25, 2013) (in which the Staff stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); and *Sprint Nextel Corp.* (Mar. 16, 2010) (concurring with the omission of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws on the basis that the proposal concerned "adherence to ethical business practices and the conduct of legal compliance programs").

As a global financial services firm, the Company makes markets in derivatives for customers worldwide and also uses derivatives to hedge or manage its own risk exposures, among other uses. Accordingly, the Company is subject to extensive and comprehensive regulation under federal and state laws in the United States and the laws of the various jurisdictions outside the United States in which the Company does business. These laws and regulations significantly affect the way that the Company does business, and can restrict the scope of its existing businesses and limit its ability to expand its product offerings, as well as impact the costs of its products and services. Laws and regulations affecting the Company's business globally change frequently, and management regularly must adjust the Company's business activities in accordance with such changes.

The Company has separate Legal and Compliance Departments that are integrally related in their work on matters related to legal risk. Compliance teams work closely with senior management to provide independent review and oversight of the Company's operations, with a focus on compliance with applicable global, regional and local laws and regulations. The Legal Department serves a variety of functions, many of which are control related. The Company's lawyers provide legal advice and assist in efforts to ensure compliance with all applicable laws and regulations and the Company's corporate standards for doing business. At the Board of Directors level, the Audit Committee provides oversight of management's responsibilities to assure there is in place an effective system of controls reasonably designed to maintain compliance with laws and regulations. The Company expends substantial resources on legal and regulatory compliance, which is necessary given the breadth and dynamic nature of the global legal and regulatory environment within which the Company conducts its business. Accordingly, compliance with law and regulation is a fundamental management function at the Company that is similar to, or even more expansive than, the circumstances that existed in *The AES Corp.* and other precedent discussed above, and is not an activity that can be practically overseen by shareholders as the Proposal requests.

Accordingly, as the Proposal addresses the Company's ongoing compliance with law, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. *The Proposal's Underlying Subject Matter Concerns the Sale of a Particular Products and Services*

The Staff has repeatedly recognized that a proposal relating to the sale of a particular product is excludable under Rule 14a-8(i)(7) as a component of "ordinary business." Further, the Staff has not altered this position when the proposal has been premised upon the view that the product in question is controversial or objectionable. In *Bank of America Corp.* (Feb. 21, 2007) ("***Bank of America I***"), the Staff concurred that the company could omit a proposal requesting a report about company policies to safeguard against the provision of financial services to clients that enabled capital flight and resulted in tax avoidance. In *Family Dollar Stores, Inc.* (Nov. 26, 2007) and *Wal-Mart Stores, Inc.* (Mar. 24, 2006), the Staff concurred that the companies could omit proposals requesting a report on the company's policies and procedures for minimizing customers' exposure to toxic substances and encouraging suppliers to reduce or eliminate toxic substances in their products. In *Federated Department Stores, Inc.* (Mar. 27, 2002), the Staff concurred that the company could omit a proposal calling for the identification and disassociation from offensive imagery in products, advertising, endorsements, sponsorships and promotions.

As in all the aforementioned no-action requests, the Proposal's underlying subject matter deals specifically with the Company's sale of particular products (*i.e.*, derivatives).

As discussed above, entering into derivatives transactions with customers is one of the Company's principal uses of derivatives, and the Company is compensated for such transactions. The Company's business depends on its ability to provide financial products and services to satisfy the needs of its customers, and derivatives are one of the many products the Company offers to meet these customer demands. The Staff has consistently held that proposals relating to the sale of a particular product may be omitted as relating to matters of ordinary business. As the Proposal addresses the Company's sale of a particular product, it relates to the Company's ordinary business operations.

The Staff has likewise allowed for the exclusion of shareholder proposals by financial companies under Rule 14a-8(i)(7) when the subject matter relates to the sale of particular services in the ordinary course of business. For example in *Bank of America Corp.* (Mar. 7, 2005), the Staff concurred that the company could omit a proposal requiring the company not to provide banking services to lenders engaged in payday lending. In *Bancorp Hawaii, Inc.* (Feb. 27, 1992), the Staff concurred that the company could omit a proposal requiring the company to refrain from purchasing bonds, making loans or acting as a financial consultant in connection with the Honolulu rapid transit system, because it related to the company's day-to-day business activities.

The Staff reached the same conclusion in: *Citigroup Inc.* (Feb. 21, 2007) (excluding a substantially similar proposal as in *Bank of America I*); *BankAmerica Corp.* (Mar. 23, 1992) (excluding a proposal dealing with the policies and extension of credit); and *Salomon, Inc.* (Jan. 25, 1990) (excluding a proposal relating to specific financial services to be offered and types of trading activities to be undertaken).

As in all the aforementioned no-action requests, the Proposal's underlying subject matter deals specifically with the Company's sale of particular products and services (*i.e.*, derivatives and derivative services), and the Staff has consistently held that proposals relating to the sale of particular services may be omitted as relating to matters of ordinary business. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

3. The Proposal Does Not Involve a Significant Policy Issue

The Proposal addresses derivative activities. The "Resolved" clause and Supporting Statement solely focus on derivative activities. Derivative activities, standing alone, do not present significant policy issues.

In this regard, the Proposal is in direct contrast with the proposal in *Bank of America Corp.* (Feb. 24, 2010) ("***Bank of America II***"). The proposal in *Bank of America II* sought a report to shareholders on the company's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." The Staff did not concur with the company's view that the proposal could be omitted under Rule 14a-8(i)(7), noting that "the proposal raises concerns regarding the relationship between Bank of America's policies regarding collateralization of derivatives transactions and systemic financial risk." In the Staff's view, "the proposal focuses on a significant policy issue for Bank of America." The Proposal at issue is distinguished from the proposal in *Bank of America II*, as the recitals and supporting statement in *Bank of America II* specifically connected the derivative activities to the financial crisis and continued systemic risk to the broader economy. The "Resolved" clause and Supporting Statement at issue make no such connection. The "Resolved" clause and Supporting Statement speak to the Company's use of derivatives to manage its *internal* risks, individual to JPMorgan Chase; the Proposal does not discuss the issue of whether the Company's derivative activities contribute to *systemic* risk. The Proposal's inconsistent, separate requests for reports focus only on the Company, as it makes specific reference to the Company's "risk profile and culture." The Company, as a sophisticated financial institution, regularly evaluates the risks involved with the use of the financial products it offers, including derivatives. Such an internal risk evaluation is a matter of ordinary business for the Company.

The Proposal does not ask for a report on how speculative or other derivative activities may contribute to systemic risk, as in *Bank of America II*, and thus the correlation between the Proposal and a significant policy issue does not exist. We, therefore, respectfully request that the Staff concur with the Company's view that the Proposal does not involve a significant policy issue, and relates solely to matters of the Company's ordinary business.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Chevedden
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 08, 2015 1:37 PM
To: Horan, Anthony
Cc: Caracciolo, Irma R.; Scott, Linda E
Subject: Rule 14a-8 Proposal (JPM)``
Attachments: CCE08122015.pdf

Dear Mr. Horan,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co. (JPM)
270 Park Ave.
38th Floor
New York NY 10017
PH: 212 270-6000

Dear Mr. Horan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

cc: Irma Caracciolo <caracciolo_irma@jpmorgan.com>
FX: 212-270-4240
FX: 646-534-2396
FX: 212-270-1648
Linda E. Scott <linda.e.scott@chase.com>

[JPM: Rule 14a-8 Proposal, December 8, 2015]

Proposal [4] – Report Risk of Derivatives Activities

Resolved: That shareholders urge the Board of Directors to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank. The study should be issued as a report to shareholders, omitting proprietary information and at reasonable cost, no later than the company's 2017 annual shareholder meeting.

Complicated derivatives activities play an important role at JP Morgan. According to the Office of the Comptroller of the Currency's quarterly report on derivatives activities, JP Morgan holds more than $50 trillion in notional value of derivatives. This includes around $30 trillion in swaps. We think these are big numbers.

However, JP Morgan's 2015 annual report mentions swaps and derivatives in brief with no separate discussion. That's especially troubling given that the London Whale episode cost the shareholders 24 percent of value after what our CEO called an "egregious" episode.

In December, 2014, our CEO reportedly worked assiduously to press Congress and President Obama to grant more permission for our derivatives activities. This involved an amendment to law (Dodd-Frank Section 716) regarding derivatives activities and oversight. The new law allows JP Morgan to fund additional swaps within the FDIC-insured bank. Sen. Elizabeth Warren (D-Mass) delivered several speeches in Congress identifying our CEO in unflattering terms. House Minority Leader Nancy Pelosi characterized the legislation as an effort for "big banks to gamble with money insured by the FDIC." The board's report should explain how the merits of the legislation outweigh the reputation damage suffered.

Further, many of the firm's derivatives activities take place across borders. In fact, the internet-nature of finance generally means that derivatives transactions can be booked legally in one country but largely affect entities whose real domicile may be in other countries. Varying supervisory standards undoubtedly complicates JP Morgan's overall risk management as some swaps deals may be safer than others. A report should address this.

Finally, former Citi CEO John Reed opined on the "culture" problem introduced by adding speculative activities to traditional loan-making. "Traditional banking attracts one kind of talent, which is entirely different from the kinds drawn towards investment banking and trading. Traditional bankers tend to be extroverts, sociable people who are focused on longer term relationships. They are, in many important respects, risk averse.

Investment bankers and their traders are more short termist. They are comfortable with, and many even seek out, risk and are more focused on immediate reward. This creates fundamental differences in values." We believe a report should address this change as well.

Please vote to protect shareholder value:

Report Risk of Derivatives Activities – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 15, 2015 11:29 PM
To: Horan, Anthony
Cc: Caracciolo, Irma R.
Subject: Rule 14a-8 Proposal (JPM) blb
Attachments: CCE15122015_21.pdf

Dear Mr. Horan,
Please see the attached broker letter.
Sincerely,
John Chevedden



Personal Investing

P.O. Box 770001
Covington, KY 45277-0045

JPM

Post-it® Fax Note 7671	Date 12-15-15 # of pages ▶
To Anthony Horan	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-270-4240	Fax #

December 14, 2015

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Southern Company (CUSIP: 842587107, trading symbol: SO), no fewer than 50 shares of UnitedHealth Group (CUSIP: 91324P102, trading symbol: UNH), no fewer than 100 shares of JP Morgan Chase and Company (CUSIP: 46625H100, trading symbol: JPM) and no fewer than 100 shares of Amphenol Corp. (CUSIP: 032095101, trading symbol: APH) since November 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W177627-14DEC15